A N N U A L R E P O R T 2025

VISION To Be Alaska’s Premier Bank and Employer of Choice We will be a leader in financial expertise, products and services, focused on continuous improvement and market growth. MISSION To Be Alaska’s Most Trusted Financial Institution We are committed to adding value for our customers, communities and shareholders. VALUES Proud To Be Alaskan We are Alaskan managed. We embody Alaska’s frontier spirit and values, and strongly support our communities. Superior Customer First Service We have a sincere appreciation for our customers. We want to build lasting customer relationships through professional, prompt and caring service. Growth We look for growth opportunities for our customers, our institution and our employees. We strive to be better, personally and professionally. Integrity We are trustworthy, reliable and ethical, and provide our customers with secure, confidential services. We do what is right. Northrim Bank opened on December 4, 1990, with humble beginnings in a trailer in a midtown Anchorage parking lot. Today, we’re a full-service financial institution serving large and small communities across Alaska—from Southeast to the Interior to Western Alaska—with 21 branches, more than 500 team members and over $3 billion in assets. A lot has changed over 35 years. We serve more customers, offer increasingly sophisticated solutions and support a broader range of financial needs than we could have imagined in 1990. Yet one thing has remained constant: who we are. Northrim’s culture has always been built on teamwork, collaboration and people supporting each other. As we’ve grown in size and across geographies, protecting and passing on that culture has taken dedicated focus. Whether someone has been with Northrim for decades or is just beginning their career with us, we carry it forward by demonstrating our values through action, celebrating shared milestones together and investing in the next generation of bankers. The growth we’ve achieved over the past 35 years only matters if it makes us better at what we do: serve Alaskans with integrity, expertise and Superior Customer First Service, and doing what’s right for our customers, our employees and our communities. YEARS35CEL EBR AT ING

WE ARE ENGAGED We achieve more because we are dynamic, proactive and innovative. ACCOUNTABLE We take personal responsibility. We do what we say we will do. ALIGNED We value alignment within teams and across departments. Together we are stronger. 3 MIKE HUSTON was an outstanding year for Northrim, one that reflected years of disciplined execution of our strategic plan and the strength of the relationships we’ve built across Alaska. We attained record profitability in 2025, driven by strong growth in both loans and deposits and continued gains in market share, an important measure as it tells us we’re earning trust in a competitive landscape. Our performance earned national recognition, with Northrim named one of just 24 “Sm-All Star” small-cap banks in the Class of 2025 by Piper-Sandler, reflecting our growth, profitability, credit quality and capital. This performance comes down to one thing we never stop investing in: our people. Recruiting, retaining and supporting the right team is essential to delivering the expertise and Superior Customer First Service that sets Northrim apart. Through our efforts, we are able to serve an ever-widening range of customers and meet increasingly complex needs. Our success isn’t just about financial metrics—it’s equally about community. Strong performance allows us to keep delivering capital to projects across Alaska, support local entrepreneurs and reinvest in the communities we serve, including work that helps address needs like affordable housing. As we celebrate 35 years, I’m proud that even as we’ve grown, we’ve stayed consistent in our focus on doing good work, building long-term relationships and providing Superior Customer First Service. That consistency is what helps us stay steady and responsive, even amidst ever-shifting market conditions. Thank you for placing your trust in Northrim. We’re proud to be Alaskan, proud to be growing and proud to be part of the community—today and for the long term. MESSAGE TO OUR COMMUNITY Chairman, President and CEO 2025

2025 FINANCIAL SNAPSHOT[1]

Years Ended December 31

(In thousands, except per share data and shares outstanding amounts)

	2025	2024	2023	2022	2021	2020	Five-Year Compound Growth Rate
				(unaudited)			
Net interest income	$135,609	$113,183	$103,256	$95,115	$80,827	$70,665	14%
Provision (benefit) for credit losses	3,910	3,293	3,842	1,846	(4,099)	2,432	10%
Other operating income	77,203	42,041	26,375	34,077	52,263	63,328	4%
Compensation expense, SCF acquisition payments	2,333	–	–	–	–	–	NM
Other operating expense	122,050	104,937	94,181	88,852	89,196	89,114	6%
Income before provision for income taxes	84,519	46,994	31,608	38,494	47,993	42,447	15%
Provision for income taxes	19,911	10,023	6,214	7,753	10,476	9,559	16%
Net income	$64,608	$36,971	$25,394	$30,741	$37,517	$32,888	14%
Year End Balance Sheet							
Assets	$3,290,273	$3,041,869	$2,807,497	$2,674,318	$2,724,719	$2,121,798	9%
Loans	2,295,499	2,129,263	1,789,497	1,501,785	1,413,886	1,444,050	10%
Deposits	2,813,029	2,680,189	2,485,055	2,387,211	2,421,631	1,824,981	9%
Shareholders' equity	326,544	267,116	234,718	218,629	237,817	221,575	8%
Common shares outstanding	22,111,637	22,072,840	22,053,836	22,802,912	24,059,252	25,004,016	(2)%
Average Balance Sheet							
Assets	$3,200,933	$2,861,012	$2,690,347	$2,641,008	$2,432,599	$1,936,047	11%
Earning assets	2,891,393	2,647,615	2,492,240	2,469,383	2,260,778	1,758,839	10%
Loans	2,205,270	1,910,156	1,643,943	1,415,125	1,478,318	1,339,908	10%
Deposits	2,784,343	2,520,449	2,364,245	2,354,881	2,125,080	1,638,216	11%
Shareholders' equity	297,479	251,499	227,244	224,773	239,214	211,721	7%
Basic common shares outstanding	22,088,891	22,011,188	22,405,884	23,060,352	24,723,204	25,418,748	(3)%
Diluted common shares outstanding	22,485,351	22,335,932	22,645,840	23,313,648	24,997,252	25,725,468	(3)%
Per Common Share Data							
Basic earnings	$2.92	$1.68	$1.13	$1.33	$1.52	$1.30	18%
Diluted earnings	$2.87	$1.66	$1.12	$1.32	$1.50	$1.28	18%
Book value per share	$14.77	$12.10	$10.64	$9.59	$9.89	$8.86	11%
Tangible book value per share[2]	$12.47	$9.79	$9.92	$8.89	$9.22	$8.22	9%
Cash dividends per share	$0.64	$0.62	$0.60	$0.46	$0.38	$0.35	13%
Performance Ratios							
Return on average assets	2.02%	1.29%	0.94%	1.16%	1.54%	1.70%	4%
Return on average equity	21.72%	14.70%	11.17%	13.68%	15.68%	15.53%	7%
Equity/assets	9.92%	8.78%	8.36%	8.18%	8.73%	10.44%	(1)%
Tangible common equity/tangible assets[3]	8.51%	7.23%	7.84%	7.62%	8.19%	9.76%	(3)%
Net interest margin	4.69%	4.28%	4.14%	3.85%	3.58%	4.02%	3%
Net interest margin (tax equivalent)[4]	4.74%	4.33%	4.21%	3.89%	3.60%	4.05%	3%
Non-interest income/total revenue	36.28%	27.08%	26.38%	26.38%	39.27%	47.26%	(5)%
Efficiency ratio[5]	58.45%	67.60%	72.64%	68.76%	66.99%	66.47%	(3)%
Dividend payout ratio	21.89%	36.63%	53.59%	34.17%	25.02%	26.66%	(4)%
Asset Quality							
Nonperforming loans, net of government guarantees	$11,329	$7,533	$5,002	$6,430	$10,672	$10,048	2%
Nonperforming assets, net of government guarantees	11,396	11,598	5,810	6,430	15,031	16,289	(7)%
Nonperforming loans, net of government guarantees/ portfolio loans	0.49%	0.35%	0.28%	0.43%	0.75%	0.70%	(7)%
Net charge-offs (recoveries)/average loans	0.08%	(0.01)%	– %	(0.08)%	0.07%	0.03%	22%
Allowance for credit losses/portfolio loans	1.03%	1.03%	0.97%	0.92%	0.83%	1.46%	(7)%
Nonperforming assets, net of government guarantees/assets	0.35%	0.38%	0.21%	0.24%	0.55%	0.77%	(15)%
Other Data							
Effective tax rate	24%	21%	20%	20%	22%	23%	1%
Number of banking offices[6]	20	20	20	19	18	17	3%
Community Banking employees (FTE)	332	329	325	329	315	305	2%
Home Mortgage Lending employees (FTE)	154	142	140	133	130	126	4%
Specialty Finance employees (FTE)	30	32	7	7	6	7	34%
Total number of employees (FTE)	516	503	472	469	451	438	3%

For explanation of footnotes, please see inside back cover.

4 NORTHRIM BANCORP, INC.

52025 ANNUAL REPORT $75k $60k $45k $30k $15k $0 $3.5m $3m $2.5m $2m $1.5m $1m $500k $0 2021 2022 2023 2024 2025 2021 2022 2023 2024 2025 NET INCOME (IN THOUSANDS) TOTAL ASSETS (IN THOUSANDS) $3m $2.5m $2m $1.5m $1m $500k $0 2021 2022 2023 2024 2025 $2.5m $2m $1.5m $1m $500k $0 2021 2022 2023 2024 2025 PORTFOLIO LOANS (IN THOUSANDS) TOTAL DEPOSITS (IN THOUSANDS) 36 ,9 71 64 ,6 08 2, 29 5, 49 9 2, 12 9, 26 3 2, 81 3, 02 9 2, 68 0, 18 9 5-YEAR PICTURE 2, 48 5, 05 5 2, 38 7, 21 1 2, 42 1, 63 1 1, 78 9, 49 7 1, 50 1, 78 5 1, 41 3, 88 6 3, 04 1, 86 9 3, 29 0, 27 3 25 ,3 9430 ,7 4137 ,5 17 2, 80 7, 49 7 2, 67 4, 31 8 2, 72 4, 71 9 NET INCOME 2025 was a record year for Northrim. Net income increased 75 percent to $64.6 million, driven by continued growth in loans and deposits along with gains related to the sale of assets by Pacific Wealth Advisors, in which we held a minority interest. PORTFOLIO LOANS Portfolio loans were $2.30 billion at December 31, 2025, up 8 percent from a year ago, primarily due to new customer relationships and expanding market share. TOTAL ASSETS Northrim’s total assets were $3.29 billion at the end of 2025, up 8 percent from a year ago. TOTAL DEPOSITS Total deposits were $2.81 billion at December 31, 2025, up 5 percent from a year ago.

NONPERFORMING ASSETS, NET OF GOVERNMENT GUARANTEES (IN THOUSANDS)


$20k
$15k
$10k
$5k
$0
15,031
0.55%
2021
6,430
0.24%
2022
5,810
0.21%
2023
11,598
0.38%
2024
11,396
0.35%
2025
% = Nonperforming assets, net of government guarantees divided by total assets

Nonperforming assets net of government guarantees were $11.4 million at December 31, 2025, down from $11.6 million a year ago.

LOAN PORTFOLIO (IN THOUSANDS)


COMMERCIAL
$569,128
CONSTRUCTION
$175,261
52%
25%
15%
8%
0.4%
COMMERCIAL REAL ESTATE
$1,202,668
RESIDENTIAL
REAL ESTATE
$348,948
CONSUMER
$9,658

Our loan portfolio is diversified across sectors that help power Alaska's economy, from healthcare and tourism to aviation, fishing and more.

DEPOSITS (IN THOUSANDS)


DEMAND
$721,925
SAVINGS DEPOSITS
$250,006
44%
26%
14%
9%
7%
INTEREST-BEARING DEMAND
$1,242,546
TIME DEPOSITS
$402,759
MONEY MARKET DEPOSITS
$195,793

As of June 30, 2025, Northrim's FDIC-reported deposit market share in Alaska rose to 17.53 percent, up from 15.66 percent in 2024. We continue to set, meet and celebrate market share goals.

OTHER 2025 FINANCIAL HIGHLIGHTS

- **Sale of Pacific Portfolio:** One of the contributors to last year's performance was the sale of assets by Pacific Wealth Advisors (Pacific Portfolio). In late 2025, Waverly Advisors purchased all the operating assets of Pacific Wealth Advisors (Pacific Portfolio). Under its new ownership, we believe that Pacific Portfolio will continue providing the same high level of independent wealth management and investment advisory services.
- **Subordinated notes offering:** In November 2025, Northrim completed our first subordinated notes offering. By issuing $60 million in subordinated debt, we strengthened our regulatory capital levels and expanded our capacity for continued growth. As part of the process, Northrim received our first credit rating with an investment grade rating of BBB for the senior debt and BBB- for the subordinated debt, reinforcing the strength and quality of our organization. With this rating, the Bank stands out as a stable, prudently managed institution with strong earnings, conservative underwriting and consistently low credit losses; competitive with or superior to many similarly sized and larger national banks across the U.S.
- **Stock split:** In September 2025, Northrim completed a 4-for-1 stock split, increasing shares outstanding from approximately 5.5 million to 22 million. Our goal is to improve liquidity, make shares more accessible to a broader range of investors and support increased trading activity.

6 NORTHRIM BANCORP, INC.

2025 COMMUNITY IMPACT

$1.7M
in community contributions, marking our third straight year above $1 million

$150,000
to the University of Alaska Foundation's Langland Northrim Alaskan Leadership Endowment in honor of Chairman Joe Schierhorn's retirement

DISASTER RELIEF SUPPORT
following Typhoon Halong's impact in Western Alaska



$300,000
commitment to the Troth Yeddha' Indigenous Studies Center at the University of Alaska Fairbanks, helping the project towards its $10 million match challenge

Over 4,000 volunteer hours across 110 organizations

LOCAL BANKING, LOCAL IMPACT

Our financial results are more than numbers on a page—they increase our ability to reinvest in Alaska through lending, partnerships and community support. Deposits gathered in Alaska help fund loans in Alaska, including local businesses, housing and community projects. Those projects create jobs, expand services and increase the local property tax base that communities rely on to operate and grow.

As Northrim grows, our community support grows with it. Our long-standing giving priorities—economic development, community reinvestment, higher education and health and wellness—remain central to our approach. We're also expanding support into areas that matter most to our customers and communities, including Alaska Native initiatives and affordable housing efforts across the state.



Our team also gives back through service: in 2025, employees provided over 4,000 volunteer hours across 110 organizations, plus board and leadership service throughout the state. From youth programs and food security to education and economic development, our people continue to bring their expertise and energy to the communities they call home.

You have a choice in where to bank, and where you bank matters. We are grateful to our customers for trusting Northrim and helping us reinvest in Alaska's future.

2025 ANNUAL REPORT 7

8 NORTHRIM BANCORP, INC. ALASKA NATIVE CORPORATIONS From village and regional corporations, to their subsidiaries and nonprofit entities, Northrim supports projects that create long-term shareholder and community benefit, including healthcare, tourism and commercial development. OIL AND GAS Oil and gas remains a core driver of Alaska’s economy, and we are proud to support the operators and projects that keep the industry moving, from exploration and production to transportation and critical infrastructure. SMALL BUSINESS Through the State Small Business Credit Initiative (SSBCI), we help expand access to financing for businesses across Alaska, with a focus on underserved communities. In 2025, we provided $57 million in SSBCI-related loans to support projects across a range of industries, from aviation and fishing to tourism and Tribal entities, making Northrim the program’s largest participant in the state. AFFORDABLE HOUSING AND DEVELOPMENT As Alaska grows, housing remains foundational to workforce stability and long-term economic success. Northrim partners with housing authorities on low-income housing tax credit projects and works with developers and contractors to support projects that address Alaska’s housing shortage. In 2025, we financed 676 single and multi-family housing units and continued broader support through community contributions and volunteer efforts, as well as a dedicated housing task force comprised of Bank leaders and industry experts. EXAMPLES OF INDUSTRIES WE PROUDLY SUPPORT In 2025, Northrim solidified significant new relationships with companies in industries essential to Alaska’s long-term strength and stability. In a state where relationships matter, earning that trust is meaningful, reflecting focused efforts to serve the businesses that keep Alaska moving. We reached this point through years of dedicated strategic execution: investing in the right people, strengthening technology and expanding products and treasury management capabilities to meet more complex customer needs. Our unique approach also plays a role. We work together with our customers to get to yes—responsibly, creatively and in a way that works for everyone. This mindset has helped us support businesses of all sizes, from our favorite local restaurants to major companies driving Alaska’s economy forward. SUPPORTING INDUSTRIES THAT KEEP ALASKA STRONG

92025 ANNUAL REPORT TECHNOLOGY THAT DELIVERS CUSTOMER FIRST SERVICE We view technology as an extension of how we deliver Superior Customer First Service to our customers every day. In 2025, we continued investing in technology and people to help customers and employees stay ahead in a fast-changing environment. Key efforts included infrastructure upgrades, expanded use of collaboration tools and refinements to digital banking and treasury management capabilities to streamline and improve the customer experience. Security, as well, remains an ongoing focus. As fraud becomes more sophisticated, Northrim continues to invest in tools, monitoring and employee awareness to help protect customers and the Bank. With our robust team of IT experts, we will keep building the technology foundation that helps us operate safer and smarter, move faster and serve customers of all sizes more effectively. MORE PLACES, MORE WAYS TO BANK Part of Northrim’s growth is about being where customers are and making banking easier across Alaska. Whether through a traditional branch or new delivery channels, our goal is the same: meet customers where they are with convenient, reliable service. We are proud to be the only bank in Alaska that continues to expand its footprint across the state. In early 2026, we will open our 21st branch, located in Palmer, expanding our presence in the Mat-Su Valley. The new location responds to strong customer demand and complements activity at our busy Wasilla branch, while supporting local housing and development efforts in the Valley, one of the fastest-growing regions in the state. At Northrim, new products and services start with the question: What problem are we solving? We design solutions around real needs, test them against real-world use and move quickly when circumstances change. Whether it’s supporting borrowers through a difficult situation or creating short-term lending options during an unexpected disruption, our focus is the same: be responsive, stay flexible and do what’s right for customers and communities. PRODUCTS THAT SOLVE PROBLEMS In 2025, we demonstrated that approach in two meaningful ways: • Mortgage Debt Relief Program: We created a practical solution that helped homeowners avoid unnecessary foreclosure costs and hardship. • Government Employee Pay Disruption Loan: In response to federal government furlough-related income gaps, Northrim launched a rapid-response loan program within days. The Bank received 49 applications and closed 36 loans totaling $187,312, supporting both customers and non-customers across Alaska during the 2025 shutdown.

SUBSIDIARIES, DIVISIONS AND AFFILIATES

Northrim's subsidiaries, divisions and affiliates expand the scope of services we offer customers while strengthening and diversifying the Bank. Together, they help us meet more financial needs across more markets, from home lending and investments to working capital solutions and insurance.

RESIDENTIAL MORTGAGE
NMLS 167729

RESIDENTIAL MORTGAGE, LLC

A wholly owned subsidiary of Northrim Bank, Residential Mortgage provides expertise to current and prospective homeowners seeking financing solutions. The company remains the leader in Alaska while expanding its presence in Arizona, Colorado and the Pacific Northwest.

In 2025, the company continued to grow its originator base and origination volume. Combined with Northrim's mortgage servicing portfolio, Residential Mortgage contributed to strong performance in our Home Mortgage Lending segment.

Northrim
Investment Services

NORTHRIM INVESTMENT SERVICES

Through Northrim Investment Services, customers have access to investment solutions and insurance products through Elliott Cove Capital Management providing a broad, integrated set of financial services.

Northrim
Funding Services

SALLYPORT
COMMERCIAL FINANCE

SPECIALTY FINANCE: NORTHRIM FUNDING SERVICES AND SALLYPORT COMMERCIAL FINANCE

Northrim's Specialty Finance operating segment includes Northrim Funding Services and Sallyport Commercial Finance ("Sallyport"). Both businesses delivered outstanding results in 2025.

Northrim Funding Services, a division of the Bank, has provided factoring solutions to small and mid-size businesses since 2004, helping capital-constrained companies manage cash flow and navigate periods of growth or transition.

Sallyport, a wholly owned subsidiary acquired in 2024, is a leading provider of factoring, asset-based lending and alternative working capital solutions in the U.S., Canada and the U.K. In its first full year in the Northrim family, Sallyport complemented Northrim Funding Services, enhancing our factoring business, expanding our team of industry experts and further diversifying the Bank's income stream.


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10
NORTHRIM BANCORP, INC.

112025 ANNUAL REPORT SENIOR MANAGEMENT Executive team (left to right): Amber Zins, Chief Operating Officer; Jason Criqui, Chief Banking Officer; Mike Huston, President & CEO; Nathan Reed, Chief Information Officer; Mark Edwards, Chief Credit Officer & Bank Economist; Jed Ballard, Chief Financial Officer Northrim’s Senior Management team includes TJ Alinen, Katie Bates, Ryan Caldwell, Sean Christian, Catherine Claxton, Gregory Deal, Douglas Frey, Joseph Gelione, Stephen Haggard, Josh King, Tammy Kosa, Doug Ladenburger, Kari Skinner, Erick Stoeckle, Mildred Sy, Latosha Taylor and Kevin Tillotson. LEADERSHIP FOR TODAY AND TOMORROW EXECUTIVE TEAM Planning for future change is part of how we lead. In 2025, Northrim Bank seamlessly transitioned from Joe Schierhorn, who retired after 35 years, to Mike Huston, Northrim President, CEO and Chairman, a result of thoughtful succession planning. The level of expertise of our senior and executive leadership team has been an integral part of our success. Collectively, this group has almost 300 years at the Bank. This longevity and experience continue to be a point of pride for us and a significant source of strength for the organization.

12 NORTHRIM BANCORP, INC. Looking ahead at Northrim goes well beyond executive leadership. Through our Summer Internship Program, Commercial Banker Trainee Program and Northrim Management Academy, we are building a strong pipeline of future bankers and leaders. In 2025, we welcomed our largest intern class to date, with several returning interns and a highly competitive applicant pool. Several previous interns have moved into the Commercial Banker Trainee Program, and members of our first trainee cohort completed the program and moved into roles across the state. Meanwhile, our Management Academy continues to help talented employees develop their skills to one day move into higher leadership roles, and several capstone project ideas are being implemented to strengthen the Bank. Our Customer First Service Awards recognize team members who go above and beyond for customers and coworkers, and are an important way we celebrate and encourage Superior Customer First Service. Selecting winners is both a joy and a challenge as there are so many strong examples of service across the organization. CUSTOMER FIRST SERVICE AWARDS 2025 Customer First Service Winners: Front Row - Alysia Isaako, Treasury Management Consultant II; Mariah Sullivan, Treasury Management Relationship Manager; Josie Thayer, VP-Treasury Management Relationship Manager; NaLee Ly, Loan Administrative Assistant III Back Row - Janey May, Treasury Management Consultant; Aili Peyton-Jalbert, VP-Treasury Management Consultant; Hunter Robertson, Treasury Management Associate I; Matthew Thayer, Investment Advisor II; Fernanda Delgado, Credit Analyst II; Cindy Cheely, Assistant Branch Manager I; Adrian De Jesus, Assistant Branch Manager I

132025 ANNUAL REPORT BOARD OF DIRECTORS Our Board of Directors helps guide Northrim’s long-term direction with insight rooted in Alaska’s communities, industries and economy. Board members bring diverse experience, perspectives and geographic representation from across the state. Their guidance strengthens our decision-making and supports our work to serve customers, grow responsibly and invest in Alaska’s future. We are deeply appreciative of the Board’s time, expertise and commitment to Northrim, our customers and our state. Joe Schierhorn Director since 2016 Chairman David McCambridge Director since 2011 Chairman, Audit Committee Mike Huston Director since 2024 Krystal Nelson Director since 2015 Chairman, Compensation Committee Anthony Drabek Director since 1991 Aaron Schutt Director since 2018 Marilyn Romano Director since 2023 David Karp Director since 2015 Linda Thomas Director since 2014 Joe Marushack Director since 2021 John Swalling Director since 2002 Lead Director, Chairman, Governance & Nominating Committee Shauna Hegna Director since 2024 Karl Hanneman Director since 2014 Joe Schierhorn Chairman, Northrim BanCorp, Inc. and Northrim Bank Mike Huston President, CEO and COO, Northrim BanCorp, Inc. President and CEO, Northrim Bank Vice Chair of Board, Housing Alaskans, A Public Private Partnership, since 2023 Executive Committee, Anchorage Economic Development Corporation, since 2017 Anthony Drabek Director and Secretary, Koniag, Inc., an Alaska Native Corporation, since 2019 President and CEO, Natives of Kodiak, Inc., an Alaska Native Corporation, 1989-2010 Karl Hanneman CEO and Director, International Tower Hill Mines Ltd. (COO 2015-2016, Alaska General Manager 2010-2015) Director, Livengood Placers, Inc., since 2017 Director, Resource Development Council, since 1998 Director and Treasurer, Alaska Mining Hall of Fame, since 1997 Director, Fairbanks Chamber of Commerce, 2010-2020 Director, Usibelli Coal Mine, Inc., since 2011 Director, Sunshine Silver Mining & Refining Corp., 2018-2020 Director, Gatos Silver, Inc., 2020-2025 Shauna Hegna President, Koniag, an Alaska Native Corporation and its subsidiaries, since 2017 Chief Administration Officer, Alaska Native Tribal Health Consortium, 2014-2016 Director, University of Alaska Foundation, since 2024 Director and Chair, Housing Alaskans Trust, since 2022 Director, Koniag Government Services, LLC, since 2018 Director and Chair, ANCSA Regional Association, since 2017 Director and Vice Chair, Alutiiq Heritage Foundation, since 2016 Chair, RurAL CAP Foundation, since 2012 Director, Rural Energy Enterprises, since 2009 David Karp SVP, Managing Director, Alaska Saltchuk, since 2019 President and CEO, Northern Aviation Services, Inc., 2006-2018 Director, Alaska Communications Systems, Inc., 2015-2020 Community Advisory Board Chair, Alaska Communications Systems, Inc., since 2022 Vice Chair, Anchorage Economic Development Corporation, since 2018 Executive Committee, Resource Development Council, since 2019 Joe Marushack Director, McDermott International, LTD since 2023 Board Member, Yellowstone Forever, 2015-2022 President, ConocoPhillips Alaska, 2015-2021 President, ConocoPhillips Asia, Pacific and Middle East, 2012-2015 President, ConocoPhillips Canada, 2010-2012 President, ConocoPhillips Australia, 2007-2010 David McCambridge Audit Partner, KPMG LLP, 1978-2010 Director and Treasurer, the Tanaka Foundation, 1985-2015 Director, Great Alaska Council Boy Scouts of America, 1993-2012 President and Director, Alaska Kidney Foundation, 1999-2020 Krystal Nelson EVP and COO, Bering Straits Native Corporation and its subsidiaries, since 2014 COO, Ahtna Engineering Services, 2007-2014 Director, Resource Development Council, since 2023 Marilyn Romano Regional Vice President, Alaska Airlines, since 2011 President, Alaska Airlines Foundation, since 2011 Vice President/Publisher, Fairbanks Daily News-Miner, 2000-2011 Board Member, Covenant House, since 2022 Vice Chair, Governor’s Aviation Advisory Board, since 2015 Aaron Schutt President and CEO, Doyon Limited, an Alaska Native Corporation, since 2011 (COO 2008-2011 and SVP 2006-2011) President, Doyon Natural Resources Development Corp., since 2011 Director, Akeela, Inc., since 2001 and Chair, since 2018 Member of the University of Alaska Fairbanks Advisory Board, since 2021 Director, Alaska Native Heritage Center, 2012-2019 Director, ANCSA Regional Association, since 2011 Board of Managers for Doyon Utilities, LLC, since 2007 John Swalling Founder, Swalling & Associates, PCC, an accounting firm, 1991-2019 Director of Swalling Construction Co., Inc., 1975-2018 Director and past Chairman, Providence Health & Services Alaska, 1998-2019 Director and Treasurer, Ted Stevens Foundation, since 2018 Director and President, CIVIC Ventures since 2006 Director and President, Alaska Pacific University Foundation, Inc., since 1991 Chairman and Board Member, Anchorage Museum Foundation, since 1991 Board Member, Visit Anchorage Helping Anchorage, since 1986 VP and Director, Cordova Development Company, Inc., since 1980 Member, American Institute of CPAs, since 1974 Member and former President, Alaska Society of CPAs, since 1974 Linda Thomas VP and Treasurer, Alaskan Brewing & Bottling Co. and its subsidiaries since 2024. CEO and Director 2016-2024 CFO, 1994-1996, COO, 1996-2016 Member and Past President, Juneau Chamber of Commerce, 2002

14 NORTHRIM BANCORP, INC. “Northrim has benefited from Joe’s vision, financial knowledge and community leadership through many years of dedicated service. He has made a lasting impact and helped ensure the long-term success of our organization.” - Mike Huston At the end of 2025, Northrim Chairman Joe Schierhorn retired after 35 years with the Bank he helped build from day one. Joe was part of Northrim’s original team when the Bank opened in 1990. Over the course of his career, he held key leadership roles including Executive Vice President and Chief Financial Officer, President and CEO and, most recently, Chairman of the Company and the Bank. More than the titles held, Joe played a central role in crafting Northrim’s culture. He helped shape Northrim’s mission, vision and values— the qualities that continue to define the Bank today and that will be carried forward into the future. Joe’s contributions reached far beyond banking. In 2025, he was inducted into the Alaska Business Hall of Fame and honored as a Diamond Donor by United Way of Anchorage. His civic and professional service has included leadership roles with the Alaska Bankers Association, Pacific Bankers Management Institute, Anchorage Chamber of Commerce, Anchorage Rotary Club and many other organizations that strengthen Alaska’s economy and communities. Joe and his wife, Nancy, are known for their values of family, philanthropy and community involvement. As he begins retirement, Joe plans to travel and spend more time with his family. We thank him for his extraordinary leadership, steady guidance and lasting impact on Northrim Bank and Alaska. “It has been an honor to be part of the Bank since its inception. I’m retiring with confidence that Northrim will continue to be a vibrant, growing part of our community.” - Joe Schierhorn HONORING THE LEGACY OF A LONG-TIME LEADER

INFORMATION AND ADDRESSES 1 These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with Part II Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this report. 2 Tangible book value per share is a non-GAAP ratio defined as shareholders’ equity, less intangible assets, divided by common shares outstanding. Management believes that tangible book value is a useful measurement of the value of the Company’s equity because it excludes the effect of intangible assets on the Company’s equity. See reconciliation to book value per share, the most comparable GAAP measurement below. 3 Tangible common equity to tangible assets is a non-GAAP ratio that represents total equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets. Management believes this ratio is important as it has received more attention over the past several years from stock analysts and regulators. The most comparable GAAP measure of shareholders’ equity to total assets is calculated by dividing total shareholders’ equity by total assets. See reconciliation to shareholders’ equity to total assets, the most comparable GAAP measurement below. 4 Tax-equivalent net interest margin is a non-GAAP performance measurement in which interest income on non-taxable investments and loans is presented on a tax-equivalent basis using a combined federal and state statutory rate of 28.43%. Management believes that tax-equivalent net interest margin is a useful financial measure because it enables investors to evaluate net interest margin excluding tax expense in order to monitor our effectiveness in growing higher interest yielding assets and managing our costs of interest bearing liabilities over time on a fully tax equivalent basis. See reconciliation to net interest margin, the most comparable GAAP measurement below. 5 In managing our business, we review the efficiency ratio exclusive of intangible asset amortization, which is a non-GAAP performance measurement. Management believes that this is a useful financial measurement because we believe this presentation provides investors with a more accurate picture of our operating efficiency. The efficiency ratio is calculated by dividing other operating expense, exclusive of intangible asset amortization, by the sum of net interest income and other operating income. Other companies may define or calculate this data differently. For additional information see the “Other Operating Expense” section in Part II. Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this report. See reconciliation to efficiency ratio, the most comparable GAAP measurement below. 6 Number of banking offices does not include RML, NFS, or SCF locations. 2025 and 2024 number of banking offices includes 20 full-service branches. 2023 number of banking offices includes 19 full-service branches and one loan production office. 2022 number of banking offices includes 18 full-service branches and one loan production office. 2021 number of banking offices includes 17 full-service branches and one loan production office. 2020 number of banking offices includes 16 full- service branches and one loan production office. Reconciliation of Selected Non-GAAP Financial Data to GAAP Financial Measures These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Northrim BanCorp, Inc’s Annual Report on Form 10-K for the year ended December 31, 2025. Annual Meeting: May 28, 2026 Virtual Meeting Stock Symbol: (NRIM NASDAQ) Northrim BanCorp, Inc. Auditor: Baker Tilly US, LLP Transfer Agent & Registrar: Equiniti Trust Company help@equiniti.com Legal Counsel: Accretive Legal, PLLC Investor Information: For stock information and SEC filings, copies of earnings and dividend releases, click on “Investor Relations” section at northrim.com Investor Requests: Call our Corporate Secretary at (907) 562-0062 or write Corporate Secretary, Northrim Bank P.O. Box 241489, Anchorage, AK 99524-1489 This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission or any other regulatory authority. Northrim Bank is an Equal Opportunity and Affirmative Action Employer. Qualified applicants and employees receive consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, age, national origin, physical or mental disability, protected veteran status, pregnancy, parenthood, marital status, changes in marital status, genetic information or any other status protected by federal, state or local law. Cautionary Note Regarding Forward-Looking Statements This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are not historical facts. These forward-looking statements are, in effect, management’s attempt to predict future events, and thus are subject to various risks and uncertainties. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used herein, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and words or phrases of similar meaning are intended to help identify forward-looking statements. Although we believe that management’s expectations as reflected in forward- looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct as forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the Securities and Exchange Commission. Forward-looking statements contained herein are made only as of the date of this report, and Northrim does not undertake any obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this report.

Anchorage Northrim Headquarters P.O. Box 241489 Anchorage, AK 99524 (907) 562-0062 (800) 478-2265 outside Anchorage northrim.com Eastside Community Branch 7905 Creekside Center Drive, Suite 100 Huffman Branch 1501 E. Huffman Road Jewel Lake Branch 4000 W. Dimond Blvd., Suite 2 Lake Otis Community Branch 2270 E. 37th Ave. Midtown Financial Center 3111 C St. Seventh Avenue Branch 517 W. 7th Ave., Suite 300 Southside Financial Center 8730 Old Seward Highway West Anchorage Branch 2709 Spenard Road Eagle River Eagle River Branch 12812 Old Glenn Highway, Suite C-3 Fairbanks Fairbanks Financial Center 360 Merhar Ave. (907) 455-1111 Fairbanks West Community Branch 3637 Airport Way, Suite 110 (907) 452-5965 Homer Homer Financial Center 601 E. Pioneer Ave., Suite 211 (907) 235-3702 Juneau Juneau Financial Center 2094 Jordan Ave. (907) 790-5168 Juneau Downtown Branch 301 N. Franklin St. (907) 586-1010 Ketchikan Ketchikan Financial Center 2491 Tongass Ave. (907) 225-4545 Kodiak Kodiak Financial Center 2695 Mill Bay Road (907) 481-1620 Nome Nome Financial Center 306 W. 5th Ave., Suite C (907) 443-7200 Palmer Palmer Financial Center 585 S. Valley Way (907) 745-9200 Opening Spring 2026 Sitka Sitka Financial Center 315 Lincoln St., Suite 206 (907) 747-6252 Soldotna Soldotna Financial Center 44384 Sterling Highway, Suite 101 (907) 260-7669 Wasilla Wasilla Financial Center 850 E. USA Circle, Suite A (907) 376-0357 Specialty Finance Northrim Funding Services 170 120th Ave. NE, Suite 202 P.O. Box 50242 Bellevue, WA 98015 (425) 453-1105 Sallyport Commercial Finance, LLC 14100 Southwest Freeway #210 Sugar Land, TX 77478 (832) 939-9450 Home Mortgage Lending Residential Mortgage, LLC Headquarters 3700 Centerpoint Drive, Suite 500 Anchorage, AK 99503 (907) 222-8800 residentialmtg.com 6 locations statewide Affiliated Companies Northrim Investment Services 3111 C St. Anchorage, AK 99503 (907) 562-0062